UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SAIA, Inc.
(Name of Issuer)
Common Stock, $0.001 per share
(Title of Class of Securities)
78709Y204
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	78709Y204

1.	NAMES OF REPORTING PERSONS: Wellspring Management, LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 20-1825976

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		376,828

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		281,920

WITH:	8.	SHARED DISPOSITIVE POWER:

		94,908

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	376,828

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.37%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	78709Y204

1.	NAMES OF REPORTING PERSONS: Wellspring Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		94,908

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		94,908

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	94,908

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	78709Y204

1.	NAMES OF REPORTING PERSONS: George Maddux White

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		376,828

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		376,828

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	376,828

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)\

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.37%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	78709Y204

1.	NAMES OF REPORTING PERSONS: Blackwell Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Georgia

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		281,920

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	281,920

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.77%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IV

CUSIP No.	78709Y204

1.	NAMES OF REPORTING PERSONS: Gothic Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		150,827

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	150,827

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	.95%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	78709Y204

1.	NAMES OF REPORTING PERSONS: The Duke Endowment

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		67,097

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	67,097

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.42%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	78709Y204

1.	NAMES OF REPORTING PERSONS: Gothic ERP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		20,580

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,580

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.13%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	78709Y204

1.	NAMES OF REPORTING PERSONS: Gothic HSP Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	5.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		43,416

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	43,416

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.27%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1.
(a)	Name of Issuer
SAIA, Inc.
(b)	Address of Issuer’s Principal Executive Offices
11465 Johns Creek Parkway, Suite 400
Johns Creek, Georgia 30097

Item 2.

Item 2(a)	Name of person filing:
This statement is filed by:
(i)	Wellspring Management, LLC (“Wellspring Management”), a limited liability company organized under the laws of the State of Delaware, which serves as general partner of Wellspring Capital, L.P. (“Wellspring Capital”), a limited partnership organized under the laws of the State of Delaware and investment manager for a separately managed account for Blackwell Partners LLC (“Blackwell”), a limited liability company organized under the law of the State of Georgia, with respect to the shares of Common Stock directly owned by Wellspring Capital and Blackwell;

(ii)	George M. White, a United States citizen (“Mr. White”), as managing member of Wellspring Management, with respect to the shares of Common Stock beneficially owned by Wellspring Management;

(iii)	Wellspring Capital, L.P., with respect to the shares of Common Stock directly owned by it;

(iv)	Blackwell Partners LLC, with respect to the shares of Common Stock directly owned by it;

(v)	Gothic Corporation;

(vi)	The Duke Endowment;

(vii)	Gothic ERP LLC; and

(viii)	Gothic HSP Corporation.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
Wellspring Management, LLC
1790 Kirby Parkway, Suite 127
Memphis, Tennessee 38138
Wellspring Capital, L.P.
1790 Kirby Parkway, Suite 127
Memphis, Tennessee 38138

George M. White
1790 Kirby Parkway, Suite 127
Memphis, Tennessee 38138
Blackwell Partners LLC
406 Blackwell Street
Suite 300
Durham, North Carolina 27701
Gothic Corporation
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, North Carolina 27701
The Duke Endowment
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, North Carolina 27701
Gothic ERP LLC
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, North Carolina 27701
Gothic HSP Corporation
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, North Carolina 27701
Item 2(c) Citizenship:
Wellspring Management, LLC — Delaware
Wellspring Capital, L.P. — Delaware
Blackwell Partners LLC — Georgia
Gothic Corporation — North Carolina
The Duke Endowment — North Carolina
Gothic ERP LLC — North Carolina
Gothic HSP Corporation — North Carolina
Item 2(d) Title of Class of Securities:
Common Stock, $0.001 per share
Item 2(e) CUSIP Number:
78709Y204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. The percentages used herein are calculated based upon the 15,900,245 shares of Common Stock issued and outstanding.
The securities to which this Schedule relates (the “Common Stock”) are securities that are owned by Wellspring Capital, L.P. for which Wellspring Management, LLC serves as general partner and Blackwell Partners LLC, whose separate account is managed by Wellspring Management, LLC. Mr. White, as managing member of Wellspring Management, LLC, may therefore deemed to beneficially own the Common Stock beneficially owned by Wellspring Management for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as he may be deemed to have the power to direct the voting or disposition of the Common Stock.
Neither Wellspring Capital, L.P. nor Blackwell Partners LLC individually owns more than five percent of SAIA Inc.’s outstanding common stock; collectively they own approximately 2.37% of SAIA Inc.’s common stock. This Schedule 13G/A has been filed for informational purposes to reflect that Wellspring Management, LLC is the general partner of Wellspring Capital, L.P. and provides investment services Blackwell Partners LLC, and to report the fact that the Reporting Persons have ceased to collectively own more than five percent of the Common Stock.
Blackwell Partners is a Georgia limited liability company through which The Duke Endowment makes certain of its segregated account investments. Gothic Corporation owns approximately 53.5% of the membership interests of Blackwell Partners, The Duke Endowment owns approximately 23.8% of the membership interests of Blackwell Partners, Gothic ERP LLC owns approximately 7.3% of the membership interests of Blackwell Partners, and Gothic HSP Corporation owns approximately 15.4% of the membership interests of Blackwell Partners.
Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that Mr. White is the beneficial owner of any of the Common Stock owned by the other Reporting Persons in this Schedule 13G/A, and Mr. White disclaims beneficial ownership of same, except to the extent of his pecuniary interests therein.
Each of the Reporting Persons disclaims beneficial ownership of Common Stock owned directly by another Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
                    By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2011

WELLSPRING MANAGEMENT, LLC	BLACKWELL PARTNERS LLC

/s/ George M. White	/s/ Bart J. Brunk

By: George M. White	By: Bart J. Brunk
Title: Managing Member	Title: Authorized Officer

WELLSPRING CAPITAL, L.P.	GOTHIC CORPORATION

/s/ George M. White	/s/ Bart J. Brunk

By: Wellspring Management, LLC	By: Bart J. Brunk
Title: General Partner	Title: Authorized Officer

By: George M. White
Title: Managing Member

THE DUKE ENDOWMENT

/s/ George M. White	/s/ Bart J. Brunk

George Maddux White	By: Bart J. Brunk
Title: Authorized Officer

GOTHIC ERP LLC

/s/ Bart J. Brunk

By: Bart J. Brunk
Title: Authorized Officer

GOTHIC HSP CORPORATION

/s/ Bart J. Brunk

By: Bart J. Brunk
Title: Authorized Officer